EXHIBIT 12

SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	2011	2010	2009	2008	2007
Income before provision (benefit) for taxes on income	$293,886	$195,074	$69,756	$82,188	$38,773
Add — Fixed charges net of capitalized interest	4,470	6,796	10,955	19,186	27,021
Income before taxes and fixed charges (net of capitalized interest)	298,356	201,870	80,711	101,374	65,794
Fixed charges:
Interest	1,848	4,056	7,428	14,571	21,876
Amortization of debt issuance costs	89	190	862	1,753	2,311
Estimated interest component of rental expense	2,534	2,550	2,665	2,862	2,834
Total	4,471	6,796	10,955	19,186	27,021
Ratio income before taxes and fixed charges (net of capitalized interest)	66.7	29.7	7.4	5.3	2.4